(Securities Code 7203)
June 17, 2021
To All Shareholders:
President Akio Toyoda
TOYOTA MOTOR CORPORATION
1, Toyota-cho, Toyota City, Aichi Prefecture

Notice of Resolutions Adopted at the 117th Ordinary General Shareholders’ Meeting

Dear Shareholder,

The reports made and resolutions adopted at the 117th Ordinary General Shareholders’ Meeting (the “General Shareholders’ Meeting”) today are as follows:

Reports:

Reports on business review, consolidated and unconsolidated financial statements for FY2021 (April 1, 2020 through March 31, 2021) and report by the Accounting Auditor and the Audit & Supervisory Board on the audit results of the consolidated financial statements

Details pertaining to the above were reported.

Resolutions:

Proposed Resolution 1:	Election of 9 Members of the Board of Directors

Approved as proposed. The following 9 persons were elected and have assumed their positions as Members of the Board of Directors:

Takeshi Uchiyamada, Shigeru Hayakawa, Akio Toyoda, Koji Kobayashi, James Kuffner, Kenta Kon, Ikuro Sugawara, Sir Philip Craven, and Teiko Kudo.

Proposed Resolution 2:	Election of 1 Substitute Audit & Supervisory Board Member

Approved as proposed. The following person was elected as a substitute Audit & Supervisory Board Member:

Ryuji Sakai

Mr. Ryuji Sakai is a substitute Outside Audit & Supervisory Board Member for either Ms. Yoko Wake, Mr. Hiroshi Ozu, or Mr. Nobuyuki Hirano who are currently Outside Audit & Supervisory Board Members.

Proposed Resolution 3:	Partial Amendments to the Articles of Incorporation

Approved as proposed. TMC cancelled all of its Model AA Class Shares on April 3, 2021. Therefore, TMC deleted corresponding provisions and made other necessary amendments.

At the Board of Directors meeting held today after the conclusion of the General Shareholders’ Meeting, 3 persons were elected as Members of the Board of Directors with special titles and assumed their respective positions.

Chairman of the Board of Directors Takeshi Uchiyamada, Vice Chairman of the Board of Directors Shigeru Hayakawa, President Akio Toyoda, and Member of the Board of Directors Koji Kobayashi were elected and assumed their positions as Representative Directors.

Chairman of the Board of Directors	Takeshi Uchiyamada	Full-time Audit & Supervisory Board Member	Haruhiko Kato

Vice Chairman of the Board of Directors	Shigeru Hayakawa	Full-time Audit & Supervisory Board Member	Masahide Yasuda

President, Member of the Board of Directors	Akio Toyoda	Full-time Audit & Supervisory Board Member	Katsuyuki Ogura

Member of the Board of Directors	Koji Kobayashi	Audit & Supervisory Board Member	Yoko Wake

Member of the Board of Directors	James Kuffner	Audit & Supervisory Board Member	Hiroshi Ozu

Member of the Board of Directors	Kenta Kon	Audit & Supervisory Board Member	Nobuyuki Hirano

Member of the Board of Directors	Ikuro Sugawara

Member of the Board of Directors	Sir Philip Craven

Member of the Board of Directors	Teiko Kudo
[Operating Officers]

President	Akio Toyoda

Chief Risk Officer	Koji Kobayashi	Chief Sustainability Officer	Yumi Otsuka

Chief Information & Security Officer Chief Product Integration Officer	Keiji Yamamoto	Chief Technology Officer	Masahiko Maeda

Chief Production Officer	Masamichi Okada	Chief Branding Officer	Koji Sato

Chief Communication Officer	Jun Nagata	Chief Planning Officer Chief Human Resources Officer	Masanori Kuwata

Chief Financial Officer	Kenta Kon	Chief Digital Officer	James Kuffner

[Fellow]

Executive Fellow	Mitsuru Kawai	Executive Fellow	Shigeki Tomoyama

Executive Fellow	Shigeki Terashi	Chief Scientist and Executive Fellow for Research	Gill A. Pratt

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

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